03001411

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BB 2/21

SEC FILE NO. 8-48236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMERICA FIRST PROGRAMS, L.L.C.

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 10 2003 WASH, D.C. 155 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1004 Farnam Street, Suite 400
(No. and Street)

Omaha	Nebraska	68102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maurice E. Cox, Jr. or Sandi Costanzo — (402) 444-1630
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

Two Central Park Plaza, Suite 1501	Omaha	Nebraska	68102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Maurice E. Cox, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of America First Programs, L.L.C. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Name
Title President

GENERAL NOTARY-State of Nebraska
SARA JENSEN
My Comm. Exp. Nov. 28, 2004

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors N/A
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 N/A
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 N/A
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 N/A
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act N/A
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation N/A
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report N/A
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit N/A
X	(o)	Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Independent Auditors' Report

The Board of Managers and Members
America First Programs, L.L.C.:

We have audited the accompanying statement of financial condition of America First Programs, L.L.C. as of December 31, 2002 and the related statements of income, members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America First Programs, L.L.C. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 24, 2003

AMERICA FIRST PROGRAMS, L.L.C.
Statement of Financial Condition
December 31, 2002

Assets:		
Cash	$	33,753
Non-readily marketable security, at estimated fair value		3,300
Total Assets	$	37,053
Members' Capital	$	37,053

Statement of Income
For the Year Ended December 31, 2002

Income:		
Expense reimbursements	$	5,679
Commissions		5,135
		10,814
Expenses:		
General and administrative expenses		5,679
Net income	$	5,135

The accompanying notes are an integral part of the financial statements.

AMERICA FIRST PROGRAMS, L.L.C.
Statement of Changes in Members' Capital
From December 31, 2001 through December 31, 2002

	Members America First Companies L.L.C.
Balance at December 31, 2001	$ 31,918
Net income	5,135
Balance at December 31, 2002	$ 37,053

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash provided by operating activity:	
Net income	$ 5,135
Cash at beginning of year	28,618
Cash at end of year	$ 33,753

The accompanying notes are an integral part of the financial statements.

AMERICA FIRST PROGRAMS, L.L.C.
Notes to Financial Statements
December 31, 2002

1. Organization

America First Programs, L.L.C. (the Company) was formed on February 14, 1995, under the Delaware limited liability act and will continue in existence until February 14, 2025, unless terminated earlier under the provisions of the operating agreement. The Company was formed for the purpose of acting as a broker/dealer engaging in the business of offering and selling securities and providing related financial services. No member is obligated personally for any debt, obligation, or liability of the Company solely by reason of being a member or acting as a manager.

2. Summary of Significant Accounting Policies

A) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B) Revenue Recognition

Commission income is recognized when earned and recorded on a trade-date basis. Customer security transactions are recorded on a settlement date basis.

C) Investment Securities

Security transactions are recorded on trade date. Securities not readily marketable are valued at fair value as determined by management.

3. Related Party Transactions

The Company's share of general and administrative expenses were allocated from America First Companies L.L.C. to the Company. Income for expense reimbursements is received from America First Companies L.L.C. in accordance with the agreement for reimbursement of all costs and expenses incurred by the Company providing services to America First Companies L.L.C. A portion of the commissions were received from an affiliate of America First Companies L.L.C.

4. Income Taxes

No provision has been made for income taxes for the Company since members are required to report their share of taxable income for federal and state income tax purposes.

5. Net Capital Requirement

The Company, as a registered broker/dealer dealing solely in investment securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 at all times. At December 31, 2002, the Company had net capital of $33,753, which was $28,753 in excess of its minimum net capital of $5,000.

6. Focus Report

No differences exist between the Company's member capital as reported in the accompanying financial statements and the financial statements filed in Form X-17A-S on January 22, 2003.

AMERICA FIRST PROGRAMS, L.L.C.
Computation of Net Capital
December 31, 2002

Total Members' Capital (from Statement of Financial Condition)	$ 37,053
Deduct - Members' Capital not allowable for Net Capital	-
Total Members' Capital qualified for Net Capital	37,053
Deduct - nonallowable assets	(3,300)
Net Capital before haircuts on securities positions	33,753
Haircuts on securities (computed pursuant to 15c3-1)	-
Net Capital	$ 33,753

Computation of Basic Net Capital Requirement
December 31, 2002

Minimum net capital required (based on aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net Capital requirement	$ 5,000
Excess Net Capital	$ 28,753
Excess Net Capital at 1000%	$ 33,753

Computation of Aggregate Indebtedness
December 31, 2002

Total aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	- %

The accompanying notes are an integral part of the financial statements.

Schedule 2

AMERICA FIRST PROGRAMS, L.L.C.

Information for Possession or Control Requirements and Computation for
Determination of Reserve Requirements under Rule 15c3-3

December 31, 2002

The Company claims exemption to Securities and Exchange Commission Rule 15c3-3 pursuant to subparagraph K(2).

The accompanying notes are an integral part of the financial statements.

KPMG

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Managers
America First Programs, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedules of America First Programs, L.L.C. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 24, 2003
Omaha, Nebraska